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Exhibit 4.1

    THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE TRANSFERRED UNTIL (i) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") SHALL HAVE BECOME EFFECTIVE WITH RESPECT THERETO OR (ii) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER NOR IS IN VIOLATION OF ANY APPLICABLE STATE SECURITIES LAWS. THIS LEGEND SHALL BE ENDORSED UPON ANY NOTE ISSUED IN EXCHANGE FOR THIS NOTE.

INTRAWARE, INC.

8% Senior Secured Promissory Note

$	August , 2001

    FOR VALUE RECEIVED, Intraware, Inc., a Delaware corporation (the "Company") with its principal executive office at 25 Orinda Way, Orinda, California 94563, promises to pay to the order of            (the "Payee") or registered assigns the principal amount of             ($      ) or such lesser amount as shall equal the outstanding principal amount hereof (the "Principal Amount") on August  , 2002 [12 months from the first issuance date of the Notes] (the "Maturity Date"), subject to acceleration of the Maturity Date as provided herein. The Principal Amount is payable in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

    This Note and other identical notes in the aggregate principal amount of up to $7,000,000 (the "Notes") is issued to the Payee in connection with a private placement of Notes (the "Bridge Financing") through Commonwealth Associates, L.P. ("Commonwealth"), as placement agent, and pursuant to a Subscription Agreement between the Company and the Payee (the "Subscription Agreement"), a copy of which agreement is available for inspection at the Company's principal office. Notwithstanding any provision to the contrary contained herein, this Note is subject and entitled to certain terms, conditions, covenants and agreements contained in the Subscription Agreement. Any transferee of this Note, by its acceptance hereof, assumes the obligations of the Payee in the Subscription Agreement with respect to the conditions and procedures for transfer of this Note. Reference to the Subscription Agreement shall in no way impair the absolute and unconditional obligation of the Company to pay both the Principal Amount and interest thereon as provided herein.

    Interest on this Note shall accrue on the Principal Amount outstanding from time to time at a rate per annum computed in accordance with Section 2 hereof and shall be payable quarterly in arrears on each February 28, May 31, August 31 and November 30 commencing February 28, 2002. All payments by the Company hereunder shall be applied first to pay any interest which is due, but unpaid, then to reduce the Principal Amount.

    The Maturity Date may be accelerated upon notice to the Company from holders of the Notes ("Holders") holding at least a majority of the outstanding principal amount of the Notes (the "Required Holders") in the event of: (i) the closing of a sale (or the closing of the last of a series of sales) of any debt or equity securities resulting in aggregate gross proceeds of not less than the gross proceeds to the Company from the Bridge Financing plus $1,400,000 (the "Subsequent Placement"); (ii) a merger or combination of the Company in which the shareholders of the Company prior to the transaction own less than a majority of the outstanding shares of the surviving or combined entity after such transaction (a "Change of Control"); or (iii) the sale of all or substantially all of the assets of the Company to one or more third parties or the purchase by a single entity or person or group of affiliated entities or persons of more than 50% of the issued and outstanding voting shares of the Company.

    The Company (i) waives presentment, demand, protest or notice of any kind in connection with this Note and (ii) agrees, in the event of an Event of Default (as defined below), to pay to the Payee, on demand, all reasonable costs and expenses (including reasonable legal fees) incurred in connection with the enforcement and collection of this Note.

    The obligations of the Company under the Notes are secured by liens on the Company's assets, including its intellectual property rights, as set forth in and pursuant to a General Security Agreement (the "Security Agreement") of even date herewith.

    1.  Prepayment.  This Note may be prepaid, in whole or in part, without penalty, at any time upon five (5) days' prior written notice to the Payee.

    2.  Computation of Interest.

      A.  Base Interest Rate.  Subject to subsections 2B and 2C below, the outstanding Principal Amount shall bear interest at the rate of eight percent (8%) per annum calculated on the basis of a year of 365 days (or 366 days as applicable).

      B.  Penalty Interest.  In the event this Note is not repaid on the Maturity Date, the rate of interest applicable to the unpaid Principal Amount shall be adjusted to thirteen percent (13%) per annum from the Maturity Date until repayment; provided, that in no event shall the interest rate exceed the Maximum Rate provided in Section 2C below.

      C.  Maximum Rate.  In the event that it is determined that, under the laws relating to usury applicable to the Company or the indebtedness evidenced by this Note, the interest charges and fees payable by the Company in connection herewith or in connection with any other document or instrument executed and delivered in connection herewith (collectively, the "Effective Interest Rate") cause the Effective Interest Rate applicable to the indebtedness evidenced by this Note to exceed the maximum rate allowed by law (the "Maximum Rate"), then such interest shall be recalculated for the period in question and any excess over the Maximum Rate paid with respect to such period shall be credited, without further agreement or notice, to the Principal Amount outstanding hereunder to reduce said balance by such amount with the same force and effect as though the Company had specifically designated such extra sums to be so applied to principal and the Payee had agreed to accept such extra payment(s) as a premium-free prepayment. All such deemed prepayments shall be applied to the principal balance payable on the Maturity Date.

    3.  Covenants of Company

      A.  Affirmative Covenants.  The Company covenants and agrees that, so long as this Note shall be outstanding, it will perform and have each of its subsidiaries perform the obligations set forth in this Section 3A (the term "Company" as used in this Section 3 being deemed to refer also to such subsidiaries):

        (i)  Taxes and Levies.  The Company will promptly pay and discharge all material taxes, assessments, and governmental charges or levies imposed upon the Company or upon its income and profits, or upon any of its property, before the same shall become delinquent, as well as all material claims for labor, materials and supplies which, if unpaid, might become a lien or charge upon such properties or any part thereof; provided, however, that the Company shall not be required to pay and discharge any such tax, assessment, charge, levy or claim so long as the validity thereof shall be contested in good faith by appropriate proceedings and the Company shall set aside on its books adequate reserves in accordance with generally accepted accounting principles ("GAAP") with respect to any such tax, assessment, charge, levy or claim so contested;

        (ii)  Maintenance of Existence.  The Company will do or cause to be done all things reasonably necessary to preserve and keep in full force and effect its corporate existence, rights and franchises and comply with all laws applicable to the Company, except where the failure to comply would not have a material adverse effect on the Company;

        (iii)  Maintenance of Property.  The Company will at all times maintain, preserve, protect and keep its property used or useful in the conduct of its business in good repair, working order and condition, and from time to time make all needful and proper repairs, renewals, replacements and improvements thereto as shall be reasonably required in the conduct of its business;

        (iv)  Books and Records.  The Company will at all times keep true and correct books, records and accounts reflecting all of its business affairs and transactions in accordance with GAAP. Such books and records shall be open at reasonable times and upon reasonable notice to the inspection of the Payee or its agents at Payee's expense;

        (v)  Notice of Certain Events.  The Company will give prompt written notice (with a description in reasonable detail) to the Payee of the occurrence of any Event of Default or any event which, with the giving of notice or the lapse of time, would constitute an Event of Default.

        (vi)  Shareholder Approval.  Within 90 days from the date hereof, the Company shall have obtained the shareholder approval of (1) the issuance of shares of Common Stock upon the exercise of the warrants issued in the Bridge Financing (including any warrants issued to Commonwealth, as placement agent, and/or its designees), (2) the conversion provisions of Section 5 hereof, and (3) the Subsequent Placement (the "Shareholder Approval").

      B.  Negative Covenants.  The Company covenants and agrees that, so long as this Note shall be outstanding, it will perform the obligations set forth in this Section 3B:

        (i)  Liquidation, Dissolution.  The Company will not liquidate or dissolve, consolidate with, or merge into or with, any corporation or entity, except that (1) any wholly-owned subsidiary may merge with another wholly-owned subsidiary or with the Company (so long as the Company is the surviving corporation and no Event of Default shall occur as a result thereof) and (2) the Company may complete a merger or consolidation if the surviving entity has cash and cash equivalents and/or net assets which are either (a) equal to or greater than the then outstanding Principal Amount and accrued interest on the Notes or (equal to or greater than the Company's cash and cash equivalents and/or net assets immediately prior to such merger or consolidation;

        (ii)  Redemptions.  The Company will not redeem or repurchase any outstanding equity securities of the Company, except for (a) repurchases of unvested or restricted shares of Common Stock at cost from employees, consultants or members of the Company's Board of Directors (the "Board") pursuant to repurchase options of the Company (1) currently outstanding or (2) hereafter entered into pursuant to a stock option plan or restricted stock plan approved by the Board or (b) rescission offers necessary or appropriate to address any violations of applicable securities laws;

        (iii)  Indebtedness.  The Company will hereafter not create, incur, assume or suffer to exist, contingently or otherwise, any indebtedness for borrowed money which is not expressly subordinated in right of payment to this Note other than (a) indebtedness securing liens permitted by Subsection (iv) below and (b) up to $250,000 in the aggregate of Permitted Liens (as defined in the Security Agreement);

        (iv)  Negative Pledge.  The Company will not hereafter create, incur, assume or suffer to exist any mortgage, pledge, hypothecation, assignment, security interest, encumbrance, lien (statutory or other), preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any financing lease) (each, a "Lien") upon any of its property, revenues or assets, whether now owned or hereafter acquired, except:

          (a) Liens granted to secure indebtedness incurred to finance the acquisition (whether by purchase or capitalized lease) of tangible assets, but only on the assets acquired with the proceeds of such indebtedness;

          (b) Liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

          (c) Liens of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

          (d) Liens (other than Liens arising under the Employee Retirement Income Security Act of 1974, as amended, or Section 412(n) of the Internal Revenue Code of 1986, as amended) incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

          (e) judgment Liens in existence less than 60 days after the entry thereof or with respect to which execution has been stayed; and

          (f)  other "Permitted Liens" as such term is defined in the Security Agreement.

        (v)  Investments.  The Company will not purchase, own, invest in or otherwise acquire, directly or indirectly, any stock or other securities or make or permit to exist any investment or capital contribution or acquire any interest whatsoever in any other person or entity or permit to exist any loans or advances for such purposes except for investments in direct obligations of the United States of America or any agency thereof, obligations guaranteed by the United States of America and certificates of deposit or other obligations of any bank or trust company organized under the laws of the United States or any state thereof and having capital and surplus of at least $500,000,000; provided, however, that nothing contained in this clause (vi) shall preclude the Company from making acquisitions, organizing and making advances to subsidiaries, and entering into joint ventures or other business arrangements for the purpose of expanding its business.

        (vi)  Transactions with Affiliates.  The Company will not enter into any transaction, including, without limitation, the purchase, sale, lease or exchange of property, real or personal, the purchase or sale of any security, the borrowing or lending of any money, or the rendering of any service, with any person or entity affiliated with the Company (including officers, directors and shareholders owning 3% or more of the Company's outstanding capital stock), except (a) transactions in the ordinary course of and pursuant to the reasonable requirements of its business and upon fair and reasonable terms not less favorable than would be obtained in a comparable arms-length transaction with any other person or entity not affiliated with the Company, (b) transactions with Commonwealth or its affiliates, or (c) transactions valued at less than $150,000.

        (vii)  Dividends.  The Company will not declare or pay any cash dividends or distributions on its outstanding capital stock other than as provided for in any certificates of designation with respect to shares of preferred stock outstanding on the date hereof or shares of preferred stock that may hereafter be issued in connection with a private placement through Commonwealth.

        (viii)  Executive Compensation.  The Company shall not increase the compensation payable to any current executive officer of the Company by more than ten percent (10%) per annum without the approval of the majority of the independent members of the Board.

        (ix)  Acceleration of Payments.  The Company shall not make any accelerated payment under any agreement, lease, loan or any other similar instrument, whether due to settlement, entry of judgement or otherwise, which shall exceed $1,000,000 in any one instance or $1,000,000 in the aggregate. Notwithstanding the preceding sentence, the Company shall be permitted to pay the accounts payable reflected on the balance sheet of the Company contained in the most recently filed Quarterly Report on Form 10-Q and other trade payables which are incurred in the ordinary course of business.

    4.  Events of Default

      A. The term "Event of Default" shall mean any of the events set forth in this Section 4A:

        (i)  Non-Payment of Obligations.  The Company shall default in the payment of the Principal Amount or accrued interest on this Note as and when the same shall become due and payable, whether by acceleration or otherwise, which default shall continue uncured for fifteen (15) days.

        (ii)  Non-Performance of Affirmative Covenants.  The Company shall default in the due observance or performance of any covenant set forth in Section 3A, which default shall continue uncured for fifteen (15) days.

        (iii)  Non-Performance of Negative Covenants.  The Company shall default in the due observance or performance of any covenant set forth in Section 3B.

        (iv)  Bankruptcy, Insolvency, etc.  The Company shall:

          (a) admit in writing its inability to pay its debts as they become due;

          (b) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for the Company or any of its property, or make a general assignment for the benefit of creditors;

          (c) in the absence of such application, consent or acquiesce in, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for the Company or for any part of its property;

          (d) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Company, and, if such case or proceeding is not commenced by the Company or converted to a voluntary case, such case or proceeding shall be consented to or acquiesced in by the Company or shall result in the entry of an order for relief; or

          (e) take any corporate or other action authorizing, or in furtherance of, any of the foregoing.

      B.  Action if Bankruptcy.  If any Event of Default described in clauses (iv)(a) through (d) of Section 4A shall occur, the outstanding Principal Amount and all other obligations under this Note shall automatically be and become immediately due and payable, without notice or demand.

      C.  Action if Other Event of Default.  If any Event of Default (other than any Event of Default described in clauses (iv)(a) through (d) of Section 4A) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Payee may, upon notice to the Company, declare all or any portion of the outstanding Principal Amount, together with interest accrued on this Note, to be due and payable and any or all other obligations hereunder to be due and payable, whereupon the full unpaid Principal Amount hereof, such accrued interest and any and all other such obligations which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand, or presentment.

    5.  Conversion into Subsequent Financing.

      A.  Provided the Shareholder Approval has been obtained, in the event that prior to the Maturity Date the Company completes (i) the Subsequent Placement or (ii) any other bona fide private placement of equity securities for the purpose of raising capital for the Company and excluding, among other things, (a) the issuance or exercise of options, warrants or other securities issued to officers, directors, employees or consultants of the Company pursuant to plans and arrangements approved by the Company's board of directors, (b) the issuance of securities upon the exercise or conversion of currently outstanding securities, or (c) securities issued in connection with a stock split, stock dividend or similar transaction (collectively, a "Subsequent Financing"), the Required Holders shall have the right, but not the obligation, to elect to have the outstanding Principal Amount of the Notes converted into an investment in the securities sold in the Subsequent Financing. In such event, all of the Notes will be so converted without any further action on the part of the Payee.

      B.  The Payee's investment in the Subsequent Financing shall be on the same terms and conditions as other investors in the Subsequent Financing. Upon cancellation of this Note in connection with the Payee's investment in the Subsequent Financing, all accrued interest shall be paid in cash.

    6.  Amendments and Waivers.

      A.  The provisions of this Note may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to in writing by the Company and the Required Holders; provided, however, that no such amendment, modification or waiver which would (i) modify this Section 6A, (ii) extend the Maturity Date for more than one additional year, or (iii) reduce the Principal Amount payable hereunder (other than in accordance with Section 2C herein or the Agency Appointment Agreement between the Payee and Commonwealth of even date herewith) shall be made without the consent of the Holder of each Note so affected.

      B.  No failure or delay on the part of the Payee in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on the Company in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by the Payee shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

      C.  To the extent that the Company makes a payment or payments to the Payee, and such payment or payments or any part thereof are subsequently for any reason invalidated, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all rights and remedies therefor, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

      D.  After any waiver, amendment or supplement under this Section 6 becomes effective, the Company shall mail to the Holders a copy thereof.

    7.  Miscellaneous.

      A.  Parties in Interest.  All covenants, agreements and undertakings in this Note binding upon the Company or the Payee shall bind and inure to the benefit of the successors and permitted assigns of the Company and the Payee, respectively, whether so expressed or not.

      B.  Governing Law.  This Note shall be governed by and construed in accordance with the laws of the State of New York. Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York shall apply to this Note and the Company hereby waives any right to stay or dismiss on the basis of forum non conveniens any action or proceeding brought before the courts of the State of New York sitting in New York County or of United States of America for the Southern District of New York and hereby submits to the jurisdiction of such courts.

      C.  Waiver of Jury Trial.  THE PAYEE AND THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE OR ANY OTHER DOCUMENT OR INSTRUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF THE PAYEE OR THE COMPANY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PAYEE'S PURCHASING THIS NOTE.

    IN WITNESS WHEREOF, this Note has been executed and delivered on the date specified above by the duly authorized representative of the Company.

INTRAWARE, INC.
By:
Name: Title:

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  Exhibit 4.1
INTRAWARE, INC.
Form of 8% Senior Promissory Note